FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (“Platinum Group”)

328 – 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:   (604) 899-5450     Facsimile:   (604) 484-4710

ITEM 2.

DATE OF MATERIAL CHANGE    October 9, 2009

ITEM 3.

NEWS RELEASE

A news release was disseminated on October 9th, 2009 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Ontario and Quebec Securities Commissions.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Platinum Group announced that it has signed a second joint venture agreement with JOGMEC.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd., (“Platinum Group”), (PTM:TSX, PLG:NYSE-AMEX) provides the following updates on its platinum projects including a second new joint venture with Japan Oil Gas and Metals National Corporation   (“JOGMEC”), owned by the government of Japan, covering a new 118 square kilometres platinum exploration area.

R. Michael Jones President of Platinum Group Metals said “Our main focus right now is on advancing the large scale reserves and mine plan at the 74% owned Western Bushveld Joint Venture. In addition, we have quite an active, exciting exploration profile funded by partners on three extensive areas in prime platinum territory. As power and safety become larger issues we see excellent new exploration opportunities along strike from existing mines and our group has been pretty successful over the years in this type of basic exploration along trend. This is how we put together the WBJV in the first place. We are pleased to now have two active platinum joint ventures with JOGMEC.”

Waterberg – A New North-North Limb Extension Area - 74% PTM Interest Subject to  JOGMEC earn-in for 37% for $3.2M

Platinum Group announces today that it has been granted prospecting rights in September 2009 for a new 118 square kilometre area, north of the known North Limb of the Bushveld Complex and Platinum Group has entered into a farm-in agreement with JOGMEC for this area. Magnetic, gravity, and general trends all indicate that the North Limb extends under shallow cover in this area. Initial geochemical sampling by Platinum Group confirms this interpretation.

From recent work on the North Limb, presented at geological academic meetings attended by Platinum Group geologists, it is clear that embayments or pockets in the floor of the North Limb can play an important role in economic mineralization. A large interpreted embayment occurs in the Waterberg area. Interestingly, the area is also on the direct line extension of the Great Dyke known for platinum to the north in Zimbabwe and crossing into South Africa.

JOGMEC can earn a 37% interest in the project by funding $3.2m in exploration expenditures over 4 years. Platinum Group Metals Ltd. will hold a 37% interest and a private South African BEE firm will hold a 26% interest. Platinum Group Metals will carry out the exploration programs that will commence shortly.

War Springs Joint Venture, North Limb – 70% PTM Interest Subject to JOGMEC farm-in for 35% for $10m

Drilling is continuing along strike and at depth from the current platinum resources on the North Limb. Platinum Group is the operator of the project being funded by the JOGMEC. JOGMEC can earn a 35% interest by spending $10m and the JV is in its second year with total investment by JOGMEC of approximately US$1.2m. Drilling is continuing and has intersected new styles of mineralization and assays are pending.

Sable Joint Venture – Western Limb 74% Subject to Sable (Private) farm-in for 51% for $5m

Initial surface exploration of mapping and soil sampling has indicated that the right layers for the Merensky and UG2 reefs cross this large land position adjoining the Xstrata Eland Mine. The Eland mine was purchased by Xstrata for $1 billion in 2007. Drilling plans are in progress funded by Sable Platinum and operated by Platinum Group. Sable can earn its interest of 51% for 42M rand or approximately US$5.0M (8R/US$). Sable is a private South African company headed by platinum analyst Rene Hochreiter and mining financier, James Allan.

ITEM 6.

RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102      N/A

ITEM 7.

OMITTED INFORMATION    N/A

ITEM 8.

EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO   Phone: (604) 899-5450

ITEM 9.

DATE OF REPORT

October 19, 2009